Exhibit 1

Trading Symbols (TSX-V: LM; OTC: LMDCF; FSE: LIMA) 151 Bloor St West Suite 609 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

First Quarter Ended March 31, 2021

May 28, 2021

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED MARCH 31, 2021

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of May 28, 2021, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying Notes for the periods ended March 31, 2021 and 2020, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three-month period. We also provide analysis and commentary that we believe is required to assess the Company's prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on prospects. Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Summary Description of Lingo Media

Lingo Media (“Lingo Media,” the “Company,” “we” or” us”) is an EdTech company that is ‘Changing the way the world learns languages’ through the combination of education with technology. The Company is focused on online and print-based technologies and solutions through its two subsidiaries: Lingo Learning Inc. (Lingo Learning”) and ELL Technologies Ltd. (“ELL Technologies”). Through its two distinct business units, Lingo Media develops, markets and supports a suite of English language learning solutions consisting of web-based software licensing subscriptions, online and professional services, audio practice tools and multi-platform applications. The Company continues to operate its legacy textbook publishing business from which it collects recurring royalty revenues.

Lingo Media’s two distinct business units include ELL Technologies and Lingo Learning. ELL Technologies is an online educational technology (“EdTech”) language learning training and assessment company that creates innovative software-as-a-service elearning solutions. ELL Technologies market consists of educational institutions (such as schools, high schools, vocation schools, universitites, etc.) and corporations. ELL Technologies sells and markets its online language learning soluitons in Latin America, Asia, Europe, and the U.S. Lingo Learning is a print-based publisher of English language learning textbook programs in China. The Company has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market.

The Company continues to invest in its underlying technology, including features and scalability, as well as, language content and leverage its industry expertise to expand into more scalable education technology. Recent product initiatives have allowed us to expand the breadth of our language learning product offerings. The Company’s web-based EdTech learning segment continues to present a significant opportunity for long-term value creation.

Lingo Media’s strategy is to focus on sales channels and relationships while continuously developing its content and technology offerings.

Operational & Corporate Highlights

●	Online English Language Learning:

✔	Added sales personnel for Latin America and Asia.
✔	Added Pedagogical expertise for LATAM and Global.
✔	Continued development of its new mobile APP Ola Learning
✔	Developed new reports for students and classes which provide test results and progress
✔	Implemented a new speech and pronunciation engine for its Speak2Me and Studio tools
✔	Enhanced white labeling functionality allowing customized background images
✔	Launched brand new Speak2Me for desktop learning
✔	advanced development of its teaching methodology course
✔	Launched a series of webinars to share best practices for teahing, learning, and remote communications https://www.elltechnologies.com/home/resources/events/

●	Print-Based English Language Learning:

✔	expanded existing market for PEP Primary English program into an additional province in China

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Online English Language Learning

ELL Technologies has developed and is marketing one of the largest libraries of online language learning resources in the world. The library has more than 3,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Campus, English for Success, Master and Business in addition courses to learn French, Mandarin, Spanish, and Portugues languages. ELL Technologies is primarily marketed in Latin America, Asia, Europe, and now the U.S. through a network of distributors and earns its revenues from online and offline licensing fees from its suite of web-based language learning products and applications.

ELL Technologies’ high-tech, easy to implement eLearning Software-as-a-Service solutions have positioned the Company to provide learners of all ages and levels of English proficiency with a platform to further their language learning development.

All products have been designed by our proprietary tools enabling ELL Technologies to market and sell to academic institutions and governments. Educators who license the platform are able to easily assign, and arrange lessons and courses as they see fit, hence, personalizing the learning to a particular individual’s needs and progress.

Formative assessments and data gathering functionality allows us to adapt and improve content. Based on that data, we are able to program iterations to address specific problem areas and to make learning more accessible, efficient and measurable. Built for learners, by learners, we empower educators and allow them to easily transition from pure classroom paper-based teaching to the online world.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Summary of Q1 2021 product development achievements:

●	Continued development of its new mobile APP Ola Learning
●	Developed new reports and students and classes which provide test results and progress
●	Implemented a new speech and pronounciation engine for its Speak2Me and Studio tools
●	Enhanced white labeling functionality allowing customized background images
●	Launched brand new Speak2Me for desktop learning
●	advanced development of its teaching methodology course

Print-Based English Language Learning

The Company has been operating a textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 708 million units from its library of program titles.

Overall Performance

During the period ended March 31, 2021, Lingo Media recorded revenues of $149,080 as compared to $97,124 in 2020. Net loss was $419,677 as compared to net income $233,619 in 2020 resulting in a ($0.01) loss per share as compared to $0.01 earnings per share in 2020. Total comprehensive loss was $268,257 as compared to total comprehensive income of $399,080 in 2020. The Company recorded selling general and administrative costs of $268,323 compared to recovery of $(356,207) in 2020. In 2020 Q1, the Company received Ontario Interactive Digital Media Tax Credit (“OIDMTC”) of $904,940 which was recorded as reduction of Selling, General and Administrative Expense. In absence of the OIDMTC and corresponding direct cost, the Company’s Income from Operations of $265,270 would have been an Adjusted Loss from Operations of $413,501 for Q1 2020.  The Loss from Operations of $264,598 in Q1, 2021 represented a $148,903 or 36% improvement over the Adjusted Loss from Operations in Q1, 2020. Share-based payments of $1,780 was recorded in 2021 as compared to $4,861 in 2020. In addition, cash generated from operations was $460,709 as compared to cash used in operations $273,716 in 2020.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $122,250 for the period, compared to $71,051 in 2020, an increase of 72% primarily attributed to new deals signed during the period.

Print-Based English Language Learning

Lingo Media earned royalty revenue of $26,830 in 2021 compared to $26,073 in 2020 from People’s Education & Audio Visual Press.

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults.

HolonIQ in its 2019 Global Education Outlook study estimates that Education technology will grow at 11% annual rate to $341 billion by 2025. Population growth is going to be a key challgne for education with projected 2.7 billion students by 2035. This would require countries to scale education. The British Council suggests that there are 1.6 Billion people learning English globally. English language learning products and services are currently a US$56.3 Billion global market notes Ambient Insight.

GlobalEnglish forecasts the global eLearning market to grow to $37.6 Billion by 2020, while experiencing exponential growth to reach $325 Billion worldwide by 2025. Markets and Markets forecasts the global EdTech market to grow from US$43.27 Billion in 2015 to US$93.76 Billion to 2020, or at a CAGR or 16.72%.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis5

Latin American Region

The Inter-American Dialogue recently noted that while English language training programs exist in various forms throughout Latin American region, there are three key factors that these programs must address to be successful: ensuring continuity, developing a strong monitoring and evaluation framework that informs adaptation, and addressing the lack of sufficient quality teachers. Students attending English language training (“ELT”) classes in Latin America accounted for approximately 14 per cent of worldwide revenues, or US$321-million in 2018. Growth has been very rapid in the Latin American region and represents a particularly strong opportunity moving forward relative to other geographic regions.

Asia-Pacific Region

Technavio forecasts the English language training (ELT) market in China to be worth $75 Billion by 2022, growing at a CAGR of 22%. The growth of the ELT market in China is driven by more people desiring to learn English, the adaptation of smartphones, increasing levels of disposable income, and the inherent advantages of online education. Technavio also notes that 49% of the growth in the global digital English language learning market will come from the Asia-Pacific region.

Lingo Media is positioned to take advantage of the market opportunity for English language training in Latin America and Asia, with its scalable digital language learning technology and solutions. Although the market outlook remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

As at March 31, 2021 Lingo Media had working capital of $1,651,603 compared to working capital of 1,157,524 as at March 31, 2020. Net loss for the period ended March 31, 2021 was $419,677 compared to net profit of $233,619 for the period ended March 31, 2020. In 2020 Q1, the Company received Ontario Interactive Digital Media Tax Credit (“OIDMTC”) of $904,940 which was recorded as reduction of Selling, General and Administrative Expense. In the absence of the OIDMTC and corresponding direct costs, the Company’s Income from Operations of $265,270 would have been an Adjusted Loss from Operations of $413,501 for Q1 2020.  The Loss from Operations of $264,598 in Q1, 2021 represented a $148,903 or 36% improvement over the Adjusted Loss from Operations in Q1, 2020. Share-based payments of $1,780 was recorded in 2021 as compared to $4,861 in 2020. In addition, cash generated from operations was $460,709 as compared to cash used in operations $273,716 in 2020.

Financial Highlights

For the Period Ended March 31	2021	2020	2019
Revenue
Print-Based English Language Learning	$26,830	$26,07371,051	$31,46180,503
Online English Language Learning	122,250
	149,080	97,124	111,964
Net Profit (Loss) for the Period	(419,677)	233,619	(314,522)
Earnings per Share
Basic	$(0.01)	$0.01	$(0.00)
Fully Diluted	$(0.01)	$0.01	$(0.00)
Total Assets	2,181,959	2,309,072	1,208,363
Working Capital / (Deficit)	1,651,604	1,157,524	208,264
Cash Provided (used) – Operations	460,709	$273,716	(335,472)

The Company had cash on hand as at March 31, 2021 of $1,672,465 (2020 - $697,984) and accounts and grants receivable of $385,956 (2020 - $973,127) to settle its current liabilities of $511,407 (2020 - $628,029) leaving a working capital balance of $1,651,604 (2020 - $1,157,524).

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Results of Operations

Revenues

During the period, Lingo Media earned $122,250 in online licensing sales revenue as compared to $71,051 in 2020. Revenues from Print-Based English language learning for the period were $26,830 compared to $26,073 in 2020. Direct costs associated with publishing revenue are relatively modest and have been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

During the period, Lingo Media recorded total revenues of $149,080 as compared to $97,124 in 2020. Net loss was $419,677 as compared to net profit of $233,619 in 2020 resulting in a $0.01 loss per share as compared to $0.01 earnings per share in 2020.

Selling, General and Administrative

Selling, general and administrative expense were $265,073 compared to the recovery of $(356,207) in 2020. The recovery in 2020 Q1 was primarily due to the approval and funding from the Province of Ontario’s Interactive Digital Media Tax Credit (“OIDMTC”).

Selling, general and administrative expenses for the three segments are segregated below.

(i)	Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing increased from $91,102 in 2020 to $93,101 in 2021. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

For the Period Ended March 31	2021	2020
Sales, marketing & administration	$40,678	$10,746
General admin expense recovery	(4,337)	(9,858)
Consulting fees & salaries	97,377	105,107
Travel	561	20,597
Premises	13,633	15,950
Professional fees	3,610	3,560
Less: Grants	(58,421)	(55,000)
	$93,101	$91,102

(ii)	Online English Language Learning

Selling, general and administrative costs related to online English language learning was $50,986 for the period compared to recovery of $603,902 in 2020. In 2020 Q1, the Company received Ontario Interactive Digital Media Tax Credit (“OIDMTC”) in the amount of $904,940. The OIDMTC is a refundable tax credit based on eligible Ontario labour expenditures in additional to eligible marketing and distribution expenditures claimed by a qualifying corporation with respect to interactive digital media products.

For the Period Ended March 31	2021	2020
Sales, marketing & administration	$28,453	$55,490
Consulting fees & salaries	12,767	226,169
Travel	-	3,697
Premises	8,000	12,000
Professional fees	1,767	3,68
Less: Tax Credits - OIDMTC	-	(904,940)
	$50,986	$(603,902)

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

(iii)	Head Office

Selling, general and administrative costs related to head office was $124,236 for the period compared to $156,592 in 2020. Selling, general and administrative costs decreased in 2021 as compared to 2020.

For the Period Ended March 31	2021	2020
Sales, marketing & administration	$25,103	$14,036
Consulting fees & salaries	73,500	110,267
Travel	-	-
Shareholder services	10,632	14,040
Professional fees	15,000	18,250
	$124,236	$156,593
Total Selling and Administrative Expenses (Recovery)	$268,323	$(356,207)

Net Income

Total comprehensive loss for the Company was $268,257 for the period ended March 31, 2021 as compared to total comprehensive income of $399,080 in 2020. Total comprehensive loss can be attributed to the two operating segments and head office as a reporting segement as shown below:

Online ELL	2021	2020
Revenue	$122,250	$71,051
Expenses:
Direct costs	29,882	39,278
General & administrative	50,986	(603,902)
Development costs	52,000	49,998
Bad debt expense	-	32,386
Amortization of property & equipment	218	256
Income taxes and other taxes	-	641
	133,086	(481,343)
Segmented Income (Loss) - Online ELL	$(10,836)	$552,394

Print-Based ELL
Revenue	$26,830	$26,073
Expenses:
Direct costs	42,400	35,614
General & administrative	93,101	91,102
Amortization of right-of-use asset	16,788	22,469
Amortization of property & equipment	2,188	3,054
Income taxes and other taxes	2,876	2,795
	$157,354	$155,034
Segmented Loss– Print-Based ELL	$(130,524)	$(128,961)

Head Office
Expenses:
General & administrative	$124,236	$156,593
Amortization of property & equipment	100	145
	124,336	$156,738
Total Segmented Income (Loss)	$(265,697)	$266,695

Other
Foreign exchange	$(149,933)	$(49,169)
Interest and other financial expenses	(2,270)	20,954
Share-based payment	(1,780)	(4,861)
Other comprehensive income (loss)	151,420	165,461
	(2,563)	132,385
Total Comprehensive Income (Loss)	$(268,257)	$399,080

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Foreign Exchange

The Company recorded a foreign exchange loss of $149,933 in the first quarter as compared to $49,169 in Q1 2020, relating to the Company’s currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in Chinese Renminbi and US Dollars.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the period, the Company recorded an expense of $1,780 compared to $4,861 in 2020.

Net Income for the Period

The Company reported a net loss of $419,677 for the period as compared to a net income of $233,619 in 2020.

Total Comprehensive Income

The total comprehensive income is calculated after the application of exchange differences on translating foreign operations gain/(loss). The Company reported a total comprehensive loss of $268,257 for the period ended March 31, 2021, as compared to comprehensive income $399,080 in 2020.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Summary of Quarterly Results

	Q2-20	Q3-20	Q4 – 20	Q1 –21
Revenue	$977,389	$68,775	$958,766	$149,080
Income / (Loss) Before Taxes and Other Comprehensive Income	727,949	(356,241)	695,059	(416,801)
Total Comprehensive Income / (Loss)	567,802	(400,723)	511,450	(268,257)
Income / (Loss) per Share (Basic)	$0.02	$(0.01)	$0.01	$(0.01)
	Q2 – 19	Q3 – 19	Q4 – 19	Q1 –20
Revenue	$895,205	$117,545	$831,508	$97,124
Income / (Loss) Before Taxes and Other Comprehensive Income	520,553	(300,438)	432,701	237,055
Total Comprehensive Income / (Loss)	418,142	(320,519)	345,093	399,080
Income / (Loss) per Share (Basic)	$0.01	$(0.01)	$0.01	$0.01

Lingo Learning earns royalty revenues from its key customer, People’s Education Press and People’s Education & Audio Visual Press (collectively “PEP”), who are China’s State Ministry of Education’s publishing arm, on the following basis:

Lingo Learning earns significantly higher royalties from Licensing Sales compared to Finished Product Sales. People’s Education Press provides Lingo Learning with sales reconciliations on a semi-annual basis. People’s Education & Audio Visual Press provides Lingo Learning with sales reconciliations on a quarterly. Revenue from royalty and licensing sales is recognized based on confirmation of finished products produced by the Company’s co-publishing partners and when collectability is reasonably assured. Royalty revenue from audiovisual products is recognized based on the confirmation of sales by its co-publishing partners, and when collectability is reasonably assured. Royalty revenues are not subject to right of return or product warranties. This revenue recognition policy causes an impact of higher revenues in the second and the fourth quarter of the year and lower revenues in the first and the third quarter.

Liquidity and Capital Resources

As at March 31, 2021, the Company had cash of $1,672,465 compared to $697,984 in 2020. Accounts and grants receivable of $ 385,956 were outstanding at the end of the period compared to $973,127 in 2020. With 84% of the receivables from PEP and the balance due from ELL Technologies’ customers, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $2,163,011 (2020 - $1,785,554) with current liabilities of 511,407 (2020 - $628,030) resulting in working capital of $1,651,604 (2020 - $1,157,524).

Lingo Learning receives government grants based on certain eligibility criteria for publishing industry development in Canada and for international marketing support. These government grants are recorded as a reduction of general and administrative expenses to offset direct expenditure funded by the grant. The Company receives these grants throughout the year. The grant is applied based on Lingo Learning meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Lingo Media has access to working capital through equity financings or debt financings, if and as required to finance its growth plans. The Company has been successful in raising sufficient working capital in the past.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

The Company’s key management includes Michael Kraft, Chairman, Gali Bar-Ziv, President & CEO, Khurram Qureshi, CFO, in addition to the Board of Directors.

The Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)	The Company charged $3,700 (2020 - $5,100 , 2019 - $33,829) to two corporations with directors in common for rent, administration, office charges and telecommunications.

(b)	During the period ended March 31, 2021, the company paid $1,200 director fees to independent directors.

(c)

Key management compensation was $73,500 (2020 - $132,266 , 2019 - $78,000) and is reflected as consulting fees paid to corporations owned by officers of the Company, of which $nil (2020 - $30,766) of the management compensation is included in accrued liabilities.

Recently Adopted Account Policy

The Company has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparative information, as permitted under the specific transitional provisions in the standard in accordance with the modified retrospective approach for adoption. The reclassifications and the adjustments arising from the new leasing standard are therefore recognized in the opening consolidated balance sheet on January 1, 2019.

Under IFRS 16, a lessee recognizes a right-of-use asset and a lease obligation. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses) as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the reporting period. Upon adoption, the Company has elected to apply the available exemptions for short-term leases and leases of low-value assets. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of the initial application would be accounted for in the same way as short-term leases. The Company has elected to use the practical expedient of excluding initial direct costs from the measurement of the right of use asset cost at the date of initial application.The Company has recognized low-value assets and short-term lease payments as an expense on a straight-line basis over the lease term.

The lease obligation is initially recognized as the present value of future lease payments discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s applicable incremental borrowing rate. Lease payments do not include variable lease payments other than those that depend on an index or rate. The incremental borrowing rate is the rate which the Company would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset.

The Company has included the estimated extension of their lease in the lease term in assessing the present value of future lease payments. The lease obligation is subsequently measured by reducing the carrying amount to reflect lease payments made and to reflect any reassessments or modifications.

The right-of-use asset is initially measured at cost, which comprises the amount of the initial measurement of the lease liability adjusted for lease inducements. The right-of-use asset is subsequently measured at cost less accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease obligation. Right-of use assets are depreciated in accordance with the Company’s accounting policy for property and equipment.

On transition to IFRS 16, the Company recognized a right of use asset and lease obligation of $644,121. The recognition of the right of use asset is considered non-cash items within the statement of cash flows.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Lingo Media has taken measures to protect its management, employees and contractors and has advised them to work from home and maintain a safe environment to ensure they are healthy and have minimal exposure to the risk of infection.

The Company has contacted all the parties it is working with to ensure they are all working in a safe environment. A number of such parties have had an impact on their operations and ability to collaborate, while, a large number have identified multiple new business opportunities due to COVID-19 and the stay at home order of students in many countries. Lingo Media is offering e-learning solutions which fit the challenges schools and universities are facing by providing an online language learning solutions. In addition, the Company has designed a number of promotions to ensure its clients can easily deploy its suite of products that are well suited for a quarantined environment.

Additional Disclosure

PROPERTY AND EQUIPMENT

	Computer and Office Equipment	Leasehold Improvements	Total
Cost, January 1, 2020	$84,828	$33,180	$118,008
Effect of foreign exchange	1,083	-	1,083
Cost, March 31, 2020	$85,911	$33,180	$119,091
Additions	2,319	-	2,319
Effect of foreign exchange	(1,278)	-	(1,278)
Cost, December 31, 2020	$86,952	$33,180	$120,132
Additions	1,022	-	-
Disposal	(33,384)	-	-
Effect of foreign exchange	(173)	-	-
Cost, March 31, 2021	$54,417	$33,180	$117,236
Accumulated depreciation, January 1, 2020	$59,567	$23,226	$82,793
Charge for the period	1,322	2,133	3,455
Effect of foreign exchange	1,037	-	1,037
Accumulated depreciation, March 31, 2020	$61,926	$25,359	$87,285
Charge for the period	3,992	6,399	10,391
Effect of foreign exchange	(1,229)	-	(1,229)
Accumulated depreciation, December 31, 2020	$64,689	$31,758	$96,447
Charge for the period	1,083	-	1,083
Disposal	(30,134)	-	(30,134)
Effect of foreign exchange	(169)	-	(169)
Accumulated depreciation, March 31, 2021	$35,469	$33,180	$68,649
Net book value, Janurary 01, 2020	$25,261	$9,954	$35,215
Net book value, March 31, 2020	$23,985	$7,821	$31,806
Net book value, December 31, 2020	$22,263	$1,422	$23,685
Net book value, March 31, 2021	$18,948	$-	$18,948

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

RIGHT-OF-USE ASSET

The Company’s right-of-use assets and movements therein during the period ended March 31, 2020:

Office Lease

Right-of-use assets at January 1, 2020	$514,181
Depreciation on right-of-use assets	(22,469)
Right-of-use assets at March 31, 2020	491,712
Adjustment from lease reassessment	(480,047)
Depreciation on right-of-use assets	5,123
Right-of-use assets at December 31, 2020	$16,788
Depreciation on right-of-use assets	(16,788)
Right-of-use assets at March 31, 2021	$-

FINANCIAL INSTRUMENTS

a.	Fair values

The carrying value of cash and accounts and grants receivable, approximates their fair value due to the liquidity of these instruments. The carrying values of accounts payables and accrued liabilities and loans payables approximate their fair value due to the requirement to extinguish the liabilities on demand or payable within a year.

b.	Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk, liquidity risk and credit risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are as follows:

(ii)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

The Company’s exposure to the risk of changesin foreign exchange rates relates primarily to the Company’s monetary assets and liabilities denominated in currencies other than the Canadian Dollar and the Company’s net investments in foreign subsidiaries.

The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

The Company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

A 10% strengthening of the US Dollars against Canadian Dollars would have increased the net equity by approximately $115,087 (2020 - $198,201) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against Canadian Dollar at December 31, 2021 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2021 are as follows:

	2021	2020
	USD	USD
Cash	1,162,097	820,597
Accounts receivable	245,206	751,586
Accounts payable	28,442	15,468

(ii)	Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At March 31, 2021, the Company had cash of $1,672,465 (2020 - $697,984), accounts and grants receivable of $385,956 (2020 - $973,127) to settle current liabilities of $511,407 (2020 - $628,029).

(iii)	Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at March 31, 2021, the Company has outstanding receivables of $330,956 (2020 - $973,852). The Company reviews the components of these accounts on a regular basis to evaluate and monitor this risk. The Company’s customers are generally financially established organizations, which limits the credit risk relating to the customers.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

In addition, credit reviews by the Company take into account the counterparty’s financial position, past experience and other factors. As at March 31, 2021, approximately 51%, $168,137 (2020 - 97%, $889,129) of accounts receivable balances over 30 days were not impaired. The consolidated entity has a credit risk exposure with a company located in China, which as at March 31, 2021 owed the consolidated entity $26,829 of trade receivables (2020: $894,655, 97% of trade receivables).This balance was within its terms of trade and no impairment was made as at March 31, 2021. The Company’s payment terms range from 30 days to 60 days from the invoice date. There are no guarantees against this receivable but management closely monitors the receivable balance on a monthly basis and is in regular contact with this customer to mitigate risk. Management believes that the expected credit loss allowance is adequate. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

Disclosure of Outstanding Share Data

As of May 28, 2021 the followings are outstanding:

Common Shares	–	35,529,192
Warrants	–	Nil
Stock Options	–	4,240,000

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis